Exhibit 99.1

Freightos Expands Board of Directors, Adding Rotem Hershko and Appointing Udo Lange as Chairman

Seasoned Leaders from FedEx, Maersk, and Amazon to Strengthen Freightos’ Digital Freight Vision

(Barcelona, SPAIN – August 4, 2025) – Freightos (NASDAQ: CRGO), the leading vendor-neutral global freight booking and payment platform, today announced that Udo Lange, who joined the board in 2019, was appointed Non-Executive Chairman and that Rotem Hershko joined as a Director, both effective July 28, 2025.

Lange, currently CEO of Oslo-listed Stolt-Nielsen and a Freightos board member since 2019, has over 30 years of logistics leadership spanning international, ground, courier, and contract logistics. His experience includes roles as FedEx President of Healthcare, Logistics and Americas International, membership on the FedEx Senior Management Committee, and advising the White House Supply Chain Disruption Task Force.

"I am honored that Zvi and the Freightos Board elected me as non-executive chairman," said Lange. Together with Zvi and the Freightos team, the board and I are excited to continue to steer the company on its next chapter for end-to-end global freight digitization, spanning shippers, forwarders and carriers. Freightos’ recent strategic acquisition of Shipsta and launch of Freightos Enterprise reflects the company’s role as the leading digital logistics platform, positioning it as a key innovator in the digital logistics space."

Hershko joins the board with a unique combination of platform, technology and logistics expertise from leadership roles at Maersk and Amazon. As Director of Product at Amazon Global, he owned multibillion-dollar P&Ls spanning global e-commerce operations. Afterwards, as Chief Product Officer at A.P. Moller - Maersk, he led a pivotal digital transformation while building a digital product organization of thousands. He currently serves as Senior Advisor at McKinsey & Company.

"Rotem's transformative platform experience at Amazon and Maersk brings a unique perspective on the intersection of technology, logistics and the platform at the heart of Freightos," said Zvi Schreiber, CEO of Freightos. "Combined with Udo's elevation to Chairman after years of invaluable contributions to our board, these appointments will strengthen our board of directors as we scale our digital platform."

"Throughout my career, I've focused on better connecting the world through technology and logistics innovation," said Hershko. "I'm excited to contribute to Freightos' mission to create the neutral digital platform that connects the entire value chain, making global trade more efficient and accessible for businesses of all sizes."

Freightos has continued to make strides in connecting players across the supply chain, recently announcing an annualized run rate of over 1.5 million platform transactions, following 22 quarters of consecutive transaction growth. The company also continues to add key customers including forwarders, airlines, ground providers, and multinational BCOs, and recently launched its Freightos Enterprise solution for multinational importers and exporters.

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About Freightos

Freightos® (Nasdaq: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade efficient, agile, and resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for businesses of all shapes and sizes around the globe. Products include Freightos Enterprise for multinational importers and exporters, Freightos Marketplace for small importers and exporters, WebCargo and 7LFreight by WebCargo for freight forwarders, WebCargo for Airlines, and Clearit, a digital customs broker.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping. Futures of FBX are traded on CME and SGX.

More information is available at freightos.com/investors.

Media Contact

Tali Aronsky

PR Lead, Freightos

tali.aronsky@freightos.com

+972-55-666-4371

Investor Contact

Anat Earon-Heilborn

ir@freightos.com